Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2013	2012
Net income available to stockholders	$2,887	$4,452
Less: Distributed and undistributed earnings allocated to non-vested stock	(41)	(70)
Earnings available to common shareholders	$2,846	$4,382
Shares Calculation
Average shares outstanding - Basic Common	4,955	4,879
Average shares outstanding - Basic Class B Common	1,992	1,943
Potential Common Stock relating to stock options	26	57
Average shares outstanding - Assuming dilution	6,973	6,879
Net Income Per Share: Basic Common	$0.44	$0.69
Net Income Per Share: Basic Class B Common	$0.33	$0.52
Net Income Per Share: Diluted	$0.41	$0.64

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